

May 13, 2010

Ms. Spring Liu
Chief Financial Officer
SkyPeople Fruit Juice, Inc.
16F, National Development Bank Tower
No. 2 Gaoxin 1ˢᵗ Road
Xi'an, People's Republic of China

> **Re:** **SkyPeople Fruit Juice, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 30, 2010**
> **File No. 333-166194**

Dear Ms. Liu:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

1.   Please revise the cover page of your Form S-1 to identify an agent for service in the United States.

2.   We note that on the cover page of the prospectus you include the following statement: "We anticipate that the offering price per share of our Common Stock

will be between $● and $● per share." Please revise to clarify whether you will set a fixed price for your offering. We may have further comments after reviewing your response.

3.   We note your statement in the first paragraph following the Table of Contents that "information contained in this prospectus is accurate only as of the date of this prospectus." Please remove this limitation.

4.   Please obtain and file as Exhibit 5.1 the legality opinion required by Item 601(b)(5) of Regulation S-K. Ensure that you allow sufficient time for us to review the opinion once it has been filed.

5.   We note that a filing you made on January 20, 2010 was submitted on EDGAR as an "S-1/A" filing (which indicates a pre-effective amendment), but the filing appears to be a post-effective amendment to your registration statement on Form S-1, file number 333-149896. Please correct this by filing a Form AW to withdraw the "S-1/A" and re-file the document as a POS AM (post-effective amendment). Please tell us whether any securities have been sold pursuant to this registration statement since January 20, 2010. Please note that the post-effective amendment will not become effective until you request and are granted effectiveness as to the POS AM filing.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Ms. Spring Liu
SkyPeople Fruit Juice, Inc.
May 13, 2010
Page 3

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief